SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil to merge with América Telecom

MEXICO CITY, Mexico, November 7, 2006 -- América Móvil, S.A. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) today announced that it has commenced steps to merge with America Telecom, S.A. de C.V. (“AMTEL”). The merger will involve the exchange of 4.07128 AMX shares per each AMTEL share based on the asset value of AMTEL at the average price of AMX shares in the Mexican Stock Exchange over the five trading days ending November 6, less AMTEL´s net indebtedness.

AMTEL is a holding company with a controlling interest in AMX and its shares trade on the Mexican Stock Exchange. As of October 31, 2006, AMTEL held 14,630 million shares of AMX, representing 40.74% of the outstanding capital stock of AMX, including 7,587,453,264 “AA” shares and 7,042,546,736 “L” shares. Its net indebtedness was equivalent to approximately US$1.28 billion. Other than cash or equivalent investments, AMTEL’s only asset is AMX stock.

As a consequence of the proposed merger, AMX will cancel, on a net basis, approximately 600 million outstanding “L” shares and will assume AMTEL´s net indebtedness.

The merger will (i) lead to the elimination of the dual holding structure that currently exists; this will result in the concentration of all investment and strategic decisions concerning AMX’s business and operations at AMX corporate bodies where all shares are represented; (ii) increase by approximately US$1.16 billion the amount by which AMX may repurchase shares or distribute dividends without incurring additional taxes; (iii) result in the elimination of the corresponding management fee; and (iv) increase the float of AMX shares, as the number of AMX shares previously held by AMTEL—other than the controlling shares—will go back into circulation (except for the approximately 600 million “L” shares that will be canceled).

The merger announced herein is subject to approval by the Shareholders’ Meetings of each of AMX and AMTEL, governmental approvals and other customary conditions. Credit Suisse Securities USA LLC (“Credit Suisse”) has acted as financial advisor to AMX in connection with the proposed exchange ratio for the merger. If approved, the merger will be consummated during the first quarter of 2007.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States, if any, will be made by means of a prospectus that may be obtained from AMX and that will contain detailed information about AMX and its management, as well as financial statements.

About AMX

AMX is the leading provider of wireless services in Latin America. As of September 30, 2006 it had over 113 million wireless subscribers and 2 million fixed wire-lines in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2006

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer